_______________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ___________

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2
                                   ___________

                       NEW ENGLAND BUSINESS SERVICE, INC.
                            (Name of Subject Company)

                       NEW ENGLAND BUSINESS SERVICE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $1.00 per share
                  (Including associated Series A Participating
                        Preferred Stock purchase rights)
                         (Title of Class of Securities)

                                    643872104
                      (CUSIP Number of Class of Securities)
                                   ___________

                                Richard T. Riley
                      President and Chief Executive Officer
                       New England Business Service, Inc.
                                  500 Main St.
                                Groton, MA 01471
                                 (978) 448-6111
       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 With a copy to:
                                David T. Brewster
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 573-4800

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                        Amendment No. 2 to Schedule 14D-9

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of New England Business Service, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on May 25, 2004, as amended by Amendment No. 1 filed with the Commission on June 3, 2004 (the "Schedule 14D-9"), relating to the offer by Hudson Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Deluxe Corporation, a Minnesota corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), of the Company, including the associated rights ("Rights") to purchase shares of preferred stock of the Company issued pursuant to the Amended and Restated Rights Agreement dated October 20, 1994 as amended as of November 1, 2001 and May 17, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (the Common Shares, together with the Rights, the "Shares"), at a price of $44.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2004 and in the related Letter of Transmittal dated May 25, 2004, copies of which were filed as Exhibits (a)(1)(A) and
(a)(1)(B) to the Schedule TO filed by Parent on May 25, 2004, as amended (the "Schedule TO") (which, together with any amendments or supplements thereto, constitute the "Offer"). All capitalized terms used herein and not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Item 3(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph under the heading "Effect of the Offer and the Merger Agreement on the Company's Stock Option Plans" at the end of such section:

     The number of Shares underlying stock options held by the executive officers and directors of the Company, in the aggregate, that will be cashed out upon consummation of the Offer is 1,331,853. The number of restricted stock awards held by the executive officers and directors of the Company, in the aggregate, that will vest upon consummation of the Offer is 122,715. The Information Statement attached hereto as Annex B and incorporated herein by reference discloses the number of Shares underlying stock options and the number of restricted stock awards individually held by each director, the Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer.

Item 4.  The Solicitation and Recommendation.

Item 4(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of such section:

     The Board believed that taken as a whole, the terms and conditions of the Offer and the Merger Agreement (factor (i)) supported recommending the Offer and the Merger. In evaluating the no-shop provision (factor (vi)), the Board considered the fact that it would be able to consider certain unsolicited proposals under the circumstances described above, to be a factor in favor of recommending the Offer and the Merger. However, the Board also noted that prior to accepting a Superior Proposal, it would be required to pay Parent a termination fee, as described above, which could deter an interested party from making a Superior Proposal.

     With respect to the Offer Price and the Merger Consideration (factor
(vii)), the Board considered the fact that the Offer Price and the Merger Consideration represent a significant premium over the recent and historical trading prices of the Shares to be a factor in favor of recommending the Offer and the Merger. The Board considered the fact that the consideration to be paid to holders of Shares in the Offer and the Merger was all cash, to be a factor in favor of recommending the Offer and the Merger because such consideration provides certainty of value to the holders of Shares. The Board considered the fact that the consideration would be taxable to the holders of Shares to be a factor that weighed against recommending the Offer and the Merger. The Board considered the Morgan Stanley Opinion and the analyses of Morgan Stanley regarding possible strategic alternatives and businesss opportunities for the Company (factors (iv) and (v)), to be factors in favor of recommending the Offer and the Merger. In evaluating the Company's strategic plan (factor (iii)), the Board believed that the Company had a strong strategic plan and if the Offer and the Merger were not consummated, management of the Company would continue to pursue this plan. However, the Board was aware of the consolidation occurring in its core business (factor (iii)) and was aware that, in the long run, this consolidation might make it difficult to continue to compete effectively as an independent competitor in such business. The net effect of this analysis weighed in favor of recommending the Offer and the Merger.

     In considering the deal structure (factor (ix)), the Board considered the short time frame for receiving the transaction consideration to be a factor in favor of recommending the Offer and the Merger. The Board noted that if the transaction was structured as a merger, without a preceding tender offer, the holders of the Shares would not receive the transaction consideration as quickly. The Board believed that the regulatory approvals required to consummate the transaction (factor (xii)) were minimal and that they would not be an obstacle to closing the transaction in a relatively short time frame. The Board considered this to be a factor in favor of recommending the Offer and Merger. In assessing Parent's ability to consummate the transaction (factors (x) and (xi)), the Board believed that Parent has a positive business reputation and sufficient available financial resources to consummate the Offer and the Merger, and that with no financing contingency, there was an increased likelihood that the Offer and the Merger would be consummated in a quick and orderly manner. The Board considered these to be factors in favor of recommending the Offer and the Merger.

     The Board considered the factors discussed above and reached the conclusion that the positive factors outweighed the negative factors. This conclusion supported the Board's determination that the Offer and the Merger are in the best interest of the Company and its stockholders.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph of Item 5 with the following:

     Pursuant to an engagement letter between Morgan Stanley and the Company (the "Engagement Letter"), the Company paid Morgan Stanley an initial advisory fee of $200,000. At such time as Purchaser acquires a majority of the voting stock of the Company in connection with the Offer, the Company will pay Morgan Stanley an additional fee of approximately $5,328,000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         NEW ENGLAND BUSINESS SERVICE, INC.


                                         By:    /s/ Daniel M. Junius
                                                --------------------
                                         Name:  Daniel M. Junius
                                         Title: Executive Vice President, Chief
                                                Financial Officer and Treasurer


Dated:  June 4, 2004